April 19, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attn: Kevin Woody, Branch Chief

Re:	Highwoods Properties, Inc. (the “Company”)
Form 10-K for the Year Ended December 31, 2010
Filed February 9, 2011
File No. 1-13100

Highwoods Realty Limited Partnership (the “Operating Partnership”)
Form 10-K for the Year Ended December 31, 2010
Filed February 9, 2011
File No. 0-21731

Ladies and Gentlemen:

We are writing this letter in response to the comment letter from Mr. Kevin Woody, Branch Chief, dated April 7, 2011 and transmitted via facsimile on April 11, 2011, regarding the Company’s Form 10-K for the Year Ended December 31, 2010 and the Operating Partnership’s Form 10-K for the Year Ended December 31, 2010.

For your convenience, we have reproduced below the numbered comments from the comment letters and included the responses of the Company and the Operating Partnership to such comments.  Capitalized terms used but not defined herein have the meanings set forth in the 2010 Form 10-K.

Form 10-K for the fiscal year ended December 31, 2010

Item 2. Properties, page 12

Wholly Owned Properties, page 12

1.
Comment:  To the extent your aggregate acquisitions for the reporting period are material, please disclose, in future filings, the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

3100 Smoketree Court, Suite 600, Raleigh, NC  27604-1051
Phone:  919.872.4924 • Fax:  919.876.2448
www.highwoods.com • Listed:  New York Stock Exchange - HIW

Securities and Exchange Commission
April 19, 2011

Response:  If and when our aggregate acquisitions for any reporting period are material, we will disclose in future periodic reports the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

2.
Comment:  On page 13, you disclose annualized cash rent per square foot derived from taking the base rent plus an additional amount for December and multiplying it by 12.  In future filings, please quantify the difference between your cash rental disclosure and the effective rent per square foot for your properties, which would account for tenant concessions and abatements.  Also, please tell us if the “additional rent” in December that is used for your annualized calculation is representative of such rents for the 12 month period.  To the extent that your non-office segments are or become material in future periods, please provide your rent per square foot disclosure for each segment.

Response:  In each future periodic report in which we include a table disclosing information regarding the average occupancy and rents per square foot of our Wholly Owned Properties, we will also include information regarding GAAP rent, which includes straight-line rent due to tenant concessions and abatements.  We believe GAAP rent is equivalent to “effective rent” as noted in your comment.  As a result, we will replace the table in its entirety with substantially the following table (addition in italics and underlined):

	Average Occupancy	Annualized Cash Rent Per Square Foot (1)	Annualized GAAP Rent Per Square Foot (2)
2006	88.5%	$15.89	$	X.XX
2007	90.2%	$16.27	$	X.XX
2008	91.2%	$17.18	$	X.XX
2009	88.2%	$17.53	$	X.XX
2010	88.6%	$17.40	$	X.XX

(1)
Annualized Cash Rent Per Square Foot is cash rental revenue (base rent plus additional rent based on the level of operating expenses, excluding straight-line rent) for the month of December of the respective year multiplied by 12, divided by total occupied square footage.

(2)
Annualized GAAP Rent Per Square Foot is rental revenue (base rent plus additional rent based on the level of operating expenses, including straight-line rent) for the month of December of the respective year multiplied by 12, divided by total occupied square footage.

Because “additional rent” is established on an annual basis for our customers and is billed in equal monthly amounts, the number for December that is used for our annualized calculation is representative of such rents for the 12 month period.  To the extent our non-office segments become material, we will disclose in future periodic reports rent per square foot disclosure for each segment.

Securities and Exchange Commission
April 19, 2011

Other Properties, page 15

3.	Comment: In future periodic reports, please disclose the percentage you own in each of these properties.

Response:  In each future periodic report in which we include a table disclosing information by geographic location of stabilized in-service properties in which we own less than a 100% interest, we will disclose the weighted average percentage we own with respect to each geographic location.

Item 7A. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Executive Summary, page 26

4.
Comment:  On page 26, you indicate a slight improvement in average rates for renewals and re-let leases in 2010 and an expectation of additional slight improvement in 2011.  In future periodic reports, please expand your disclosure of your leasing activities for the reported period to include a discussion of the volume of new or renewed leases, average tenant improvement costs, leasing commissions and tenant concessions.  To the extent you have material lease expirations in the next year, please include disclosure regarding the relationship of rents on expiring leases to market rents.

Response:  In the “Executive Summary” section of “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in future periodic reports, we will include substantially the following expanded disclosure about leasing activities at our Wholly Owned Properties for the reported period:

During the first quarter of 2011, we leased XX square feet of second generation office space with a weighted average term of XX years.  On average, tenant improvements for such leases were $X.XX per square foot, lease commissions were $X.XX per square foot and rent concessions were $X.XX per square foot. GAAP base rents under such leases were $X.XX per square foot, or X.X% higher/lower than under previous leases.

We include detailed disclosure about our lease expirations in the tables under “Properties – Lease Expirations” in the 2010 10-K and refer readers to those tables in the “Executive Summary.”  We believe the disclosure above, which provides information on previous GAAP rents compared to GAAP rents under leases signed in the reported period, would enable readers to better assess the relationship of rents on expiring leases to market rents. We will also include disclosure regarding the relationship of rents on expiring leases to market rents to the extent we believe such relationship would be materially different than the leasing activity disclosed above with respect to the most recent reported period.

Securities and Exchange Commission
April 19, 2011

Results of Operations, Page 27

5.
Comment:  In future periodic reports, in discussing period to period changes in property revenues, please discuss the relative contribution of changes in occupancy, base rent and percentage rent to overall changes in revenues.

Response:  In future periodic reports, we will replace the subsection entitled “Rental and Other Revenues” under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Comparison of Period to Period” in its entirety with substantially the following text (revisions in italics and underlined):

Rental and other revenues from continuing operations were $XX, or 2.9%, higher in 2010 as compared to 2009.  The increase in rental and other revenues was primarily due to the acquisitions of an office property in Memphis, TN in 2010 and an office property in Tampa, FL in 2009, which accounted for $XX of the increase, and the contribution of development properties placed in service at various times throughout the two-year period, which accounted for $XX of the increase. Same property revenues were $XX, or XX%, higher in 2010 compared to 2009.  The increase in same property revenues resulted primarily from an increase in average occupancy from XX% in 2009 to XX% in 2010, partially offset by a decrease in annualized GAAP rents per square foot from $XX.XX in 2009 to $XX.XX in 2010.  We expect 2011 rental and other revenues, adjusted for any discontinued operations, to increase over 2010 due to slightly higher average occupancy as a result of slowly improving economic conditions and the full year contribution of acquisitions closed and development projects delivered during 2010.

We did not include disclosure in the above paragraph with respect to percentage rents because such rents account for less than 0.5% of our annual rental revenues and therefore do not have a material impact on our results of operations.

Critical Accounting Policies, page 37

Real Estate and Related Assets, page 37

6.
Comment:  We note that you capitalize development personnel salaries and related costs as development expenditures within net real estate assets.  Please tell us the amount of these indirect costs capitalized for each fiscal year presented.

Response:  We capitalize development personnel salaries and related costs in accordance with FASB ASC 970-360-25-2 and FASB ASC 970-360-25-3, which state the following:

Securities and Exchange Commission
April 19, 2011

“Project costs clearly associated with the acquisition, development, and construction of a real estate project shall be capitalized as a cost of that project.  Indirect project costs that relate to several projects shall be capitalized and allocated to the projects to which the costs relate. Indirect costs that do not clearly relate to projects under development or construction, including general and administrative expenses, shall be charged to expense as incurred.”

For the years ended December 31, 2010, 2009 and 2008, we capitalized $1.0 million, $1.1 million and $1.6 million, respectively, of development personnel salaries and related costs, which amounts are immaterial to our financial statements.

Non-GAAP Measures, page 41

7.	Comment: Please provide your definition of “same property” in future filings, as applicable.

Response:  In future periodic reports, we will replace the lead-in section describing NOI and same property NOI in its entirety with substantially the following text (addition in italics and underlined):

In addition, the Company believes net operating income from continuing operations (“NOI”) and same property NOI are beneficial to management and investors and are important indicators of the performance of any equity REIT. Management believes that NOI is a useful supplemental measure of the Company’s property operating performance because it provides a performance measure of the revenues and expenses directly involved in owning real estate assets and provides a perspective not immediately apparent from net income or FFO. The Company defines NOI as rental and other revenues from continuing operations, less rental property and other expenses from continuing operations. The Company defines same property NOI as NOI for the Company’s in-service properties that were wholly-owned during the entirety of the periods presented (from January 1, 2009 to December 31, 2010). Other REITs may use different methodologies to calculate NOI and same property NOI and accordingly the Company’s NOI and same property NOI may not be comparable to other REITs.

Item 8. Financial Statements and Supplementary Data

Highwoods Properties, Inc.

Notes to Consolidated Financial Statements, page 60

1.  Description of Business and Significant Accounting Policies, page 60

Securities and Exchange Commission
April 19, 2011

Real Estate and Related Assets, page 61

8.
Comment:  We note that you record a liability for the performance of asset retirement activities when such obligation is unconditional.  Please tell us how your policy complies with FASB ASC 410-20-25-2 and its use of the term probable in making such assessment of a liability.

Response:  Our policy complies with FASB ASC 410-20-25-2 and its use of the term probable in making an assessment of asset retirement liabilities. We consider an obligation to be probable when it can be reasonably expected even when uncertainty exists about the timing and/or method of settlement, recognizing economic activities occur in an environment characterized by uncertainty.  Thus, when the fair value can be reasonably estimated we recognize a liability even when the timing and/or method of settlement is conditional on a future event.  In light of your comment, we will revise our disclosure in future periodic reports by replacing the paragraph describing our accounting policy regarding asset retirement activities with substantially the following text (revisions in italics and underlined):

We record liabilities for the performance of asset retirement activities when the obligation to perform such activities is probable even when uncertainty exists about the timing and/or method of settlement.

9.
Comment:  We note that you amortize below-market lease intangibles over the initial term plus the term of any below-market fixed rate renewal option.  Please tell us how you determine the likelihood that a lessee will execute a below market lease renewal option.

Response:  We determine the likelihood that a lessee will execute a below-market lease renewal option based on whether the renewal option is significantly below market at the option date. We determine that a fixed rate renewal option is significantly below market when there is a 15% or greater discount to estimated market rental rates at the option date. We utilize a third-party expert to assist us in this determination.  Our below-market lease intangibles totaled $0.5 million and $0.6 million at December 31, 2010 and 2009, respectively.  None of the leases acquired in our acquisitions have had below-market lease renewal options.

In light of your comment, we will enhance our disclosure in future periodic reports by replacing the paragraph describing our accounting policy regarding above and below market leases acquired in property acquisitions with substantially the following text (revisions in italics and underlined):

The above and below market rate portions of leases acquired in connection with property acquisitions are recorded in deferred financing and leasing costs or in accounts payable, accrued expenses and other liabilities at their fair value. Fair value is calculated as the present value of the difference between (1) the contractual amounts to be paid pursuant to each in-place lease and (2) our estimate of fair market lease rates for each corresponding in-place lease, using a

Securities and Exchange Commission
April 19, 2011

discount rate that reflects the risks associated with the leases acquired and measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any significantly below-market fixed rate renewal options for below-market leases. We determine that a fixed rate renewal option is significantly below market when there is a 15% or greater discount to estimated market rental rates at the option date.  The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases and the accrued below-market lease values are amortized as an increase to base rental revenue over the remaining term of the respective leases and any below market option periods.

5.  Deferred Financing and Leasing Costs, page 74

10.
Comment:  Please tell us and separately disclose in future periodic filings the amortization from acquired above market leases and acquired below market leases included in rental income for all period presented.

Response:  Amortization from acquired above-market leases and below-market leases during the past three years has been nominal.  In future periodic reports that include disclosure regarding deferred financing and leasing costs, we will add an additional line item in our table that sets forth amortization of deferred financing and leasing costs substantially as follows (additions in italics and underlined):

	Years Ended December 31,
	2010	2009	2008
Amortization of deferred financing costs	$3,385	$2,760	$2,716
Amortization of lease intangible assets (included in depreciation and amortization)	$17,383	$15,064	$15,320
Amortization of above/below-market lease intangibles (included in rental and other revenues)	$434	$8	$35
Amortization of lease incentives (included in rental and other revenues)	$1,239	$1,110	$1,041

Each of the Company and the Operating Partnership acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; (iii) and it may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We further understand that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in its review of our filing or in response to its comments on our filing.

Securities and Exchange Commission
April 19, 2011

If you need any additional information or if we can be of any further assistance, please all me at (919) 875-6682.

Very truly yours,
/s/ Terry L. Stevens
Terry L. Stevens
Senior Vice President and Chief Financial Officer

cc:           Mark Rakip, SEC
Stacie Gorman, SEC
Duc Dang, SEC